April 15, 2015

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                 Magnum Hunter Resources Corporation

Registration Statement on Form S-3 (the “Registration Statement”)

Filed March 13, 2015

File No. 333-202711

Dear Mr. Schwall:

Set forth below is the response of Magnum Hunter Resources Corporation (the “Company”) to your letter dated April 10, 2015 containing the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced Registration Statement.  We have included the text of the Staff’s comment preceding the Company’s response.

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) for the sole purpose of filing certain exhibits.  For your convenience, we will hand deliver to the Staff four copies of this letter and two copies of the Amendment.

Plan of Distribution, page 22

1.                    Please provide us with, or file, the agreement with MLV & Co. LLC.

Response: The form of the Sales Agreement, to be entered into by MLV & Co., LLC and the Company has been filed as Exhibit 1.2 to the Amendment.  Additionally, Exhibits 5.1 and 8.1 to the Registration Statement have been filed with the Amendment.

If you have any questions regarding the foregoing or the Registration Statement, please contact me at 469-293-4918 or Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

/s/ Joseph C. Daches

Joseph C. Daches
Senior Vice President and Chief Financial Officer

Cc:                                                                             Mr. Paul Monsour, Securities and Exchange Commission

Charles H. Still, Jr., Bracewell & Giuliani LLP